press release

ArcelorMittal announces completion of Reverse Stock Split

ArcelorMittal announces completion of the Reverse Stock Split approved by the Extraordinary General Meeting of shareholders held on 10 May 2017

Luxembourg, 22 May 2017 – Following the approval of the Reverse Stock Split (as defined below) by the extraordinary general meeting of shareholders of ArcelorMittal held on 10 May 2017, ArcelorMittal has completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value (the “Reverse Stock Split”). As a result, the share capital of ArcelorMittal continues to amount to EUR 306,571,086.90 but is now represented by 1,021,903,623 ordinary shares without nominal value while the authorised share capital of ArcelorMittal amounts to EUR 345,473,076.30 represented by 1,151,576,921 ordinary shares without nominal value.